File No. 70-


               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549


               __________________________________

                            FORM U-1
               __________________________________



                   APPLICATION OR DECLARATION

                            under the

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215


           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215


                              * * *


              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
             (Name of top registered holding company
             parent of each applicant or declarant)

                              * * *

                A. A. Pena, Senior Vice President
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215

               John F. Di Lorenzo, Jr., Secretary
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)



Item 1.   Description of Proposed Transaction.
     American Electric Power Company, Inc. ("AEP"), a holding company registered under the Public Utility Holding Company Act of 1935 ("1935 Act"), and American Electric Power Service Corporation ("AEPSC"), a service company subsidiary of AEP (hereinafter collectively referred to as the "Applicants"), request authorization to enter into a transaction which involves the assignment of a lease from Ohio Power Company ("OPCo"), a public utility subsidiary of AEP, to AEPSC and AEP's guarantee (the "Guarantee") of certain obligations of AEPSC under the lease.
     Pursuant to a Lease, dated as of October 1, 1979, and an Agreement to Modify Lease, dated as of October 11, 1979, between AEPSC and American Property Investors IX (the "Lease"), AEPSC leased the premises situated at 420 S.W. Fourth Street in Canton, Ohio for use by certain employees of AEPSC (the "Canton Computer Center"). The term of the lease ends on December 31, 2009, with the lessee having the option to extend the Lease for up to four consecutive additional terms of five years each. From October 1, 1979 through March 1995, AEPSC employees occupied the Canton Computer Center.
     Commencing April 1, 1995, OPCo employees began occupying the Canton Computer Center. In order to have the proper AEP system company making the lease payments under the Lease, AEPSC, OPCo and American Real Estate Holdings Limited Partnership ("American Real Estate"), as successor to American Property Investors IX, entered into an Assignment of Lease dated as of April 1, 1995, whereby (i) AEPSC was released from all liability under the Lease for all obligations arising on or after April 1, 1995 and (ii) OPCo agreed to pay all rent and assume all liability for any other obligations arising under the Lease from and after April 1, 1995. Neither AEP nor AEPSC guaranteed OPCo's obligations under the Assignment of Lease or otherwise provided indemnification to American Real Estate in the event of a default by OPCo. As such, Applicants did not seek Commission approval for the Assignment of Lease.
     Due to the recent realignment of the AEPSC accounting department, AEPSC employees will once again occupy the Canton Computer Center. In order to have the proper AEP system company making the lease payments under the Lease, AEPSC and OPCo desire to enter into a new Assignment of Lease with American Real Estate whereby (i) OPCo is released from all liability under the Lease for all obligations arising on or after May 1, 1998 and (ii) AEPSC agrees to pay all rent and assume all liability for any other obligations arising under the Lease from and after May 1, 1998. However, American Real Estate will consent to the Assignment of Lease only if AEP guarantees AEPSC's obligations under the Lease. As such, AEP hereby requests authority to enter into an agreement with American Real Estate whereby AEP guarantees AEPSC's payment of rent and other obligations under the Lease.
                     Compliance with Rule 54
     Rule 54 provides that in determining whether to approve certain transactions other than those involving an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), as defined in the 1935 Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. The requirements of Rule 53(a), (b) and (c) are satisfied.
          Rule 53(a)(1). As of September 30, 1997, AEP, through its subsidiary, AEP Resources, Inc., had aggregate investment in FUCOs of $388,096,000. This investment represents approximately 24.4% of $1,590,817,000, the average of the consolidated retained earnings of AEP reported on Form 10-Q for the four consecutive quarters ended September 30, 1997.
          Rule 53(a)(2). Each FUCO in which AEP invests will maintain books and records and make available the books and records required by Rule 53(a)(2).
          Rule 53(a)(3). No more than 2% of the employees of the operating company subsidiaries of AEP will, at any one time, directly or indirectly, render services to any FUCO.
          Rule 53(a)(4). AEP has submitted and will submit a copy of Item 9 and Exhibits G and H of AEP's Form U5S to each of the public service commissions having jurisdiction over the retail rates of AEP's operating company subsidiaries.
          Rule 53(b). (i) Neither AEP nor any subsidiary of AEP is the subject of any pending bankruptcy or similar proceeding; (ii) AEP's average consolidated retained earnings for the four most recent quarterly periods ($1,590,817,000) represented an increase of approximately $16,165,000 (or 1%) in the average consolidated retained earnings from the previous four quarterly periods ($1,574,652,000); and (iii) for the fiscal year ended December 31, 1996, AEP did not report operating losses attributable to AEP's direct or indirect investments in EWGs and FUCOs.
          Rule 53(c). Rule 53(c) is inapplicable because the requirements of Rule 53(a) and (b) have been satisfied.
Item 2.   Fees, Commissions and Expenses.
     No fees, commissions or expenses, other than expenses billed at cost by AEPSC (not to exceed $5,000), have been or are to be paid or incurred by Applicants or any associate company in connection with the proposed transaction.
Item 3.   Applicable Statutory Provisions.
     Applicants consider that AEP acting as guarantor for the obligations of AEPSC as set forth in Item 1 hereof is subject to Sections 6(a), 7 and 12(b) of the 1935 Act, and Rule 45 thereunder.
Item 4.   Regulatory Approval.
     The proposed transaction is not subject to the jurisdiction of any state commission or any federal commission other than this Commission.
Item 5.   Procedure.
     It is requested, pursuant to Rule 23(c) of the Rules and Regulations of the Commission, that the Commission's order granting and permitting to become effective this Application or Declaration be issued on or before May 1, 1998. Applicants waive any recommended decision by a hearing officer or by any other responsible officer of the Commission and waive the 30-day waiting period between the issuance of the Commission's order and the date it is to become effective, since it is desired that the Commission's order, when issued, become effective forthwith. Applicants consent to the Division of Investment Management assisting in the preparation of the Commission's decision and/or order in this matter, unless the Division opposes the matter covered by this Application or Declaration.
Item 6.   Exhibits and Financial Statements.
     The following exhibits and financial statements are filed as part of this statement:
     (a)  Exhibits:

          Exhibit B      Form of Guarantee to be executed by AEP
                         (to be filed by amendment)

          Exhibit F      Opinion of Counsel (to be filed by
                         amendment)

          Exhibit G      Form of Notice


     (b)  Financial Statements:

          It is not believed that financial statements of AEP and its subsidiaries consolidated are necessary since Applicants are wholly-owned subsidiaries of AEP and all intercompany transactions are eliminated to prepare such financial statements.
Item 7.   Information as to Environmental Effects.
     It is believed that the granting and permitting to become effective of this Application or Declaration will not constitute a major Federal action significantly affecting the quality of the human environment. No other Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.
                            SIGNATURE
     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.
                    AMERICAN ELECTRIC POWER COMPANY, INC.


                    By:_/s/ A. A. Pena______________
                       A. A. Pena, Treasurer


                    AMERICAN ELECTRIC POWER SERVICE CORPORATION


                    By:_/s/ A. A. Pena______________
                       A. A. Pena, Senior Vice President


Date:  March 18, 1998




                                                        Exhibit G



                    UNITED STATES OF AMERICA
                           before the
               SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No.         /April   , 1998

_____________________________________________
                                             :
In the Matter of                             :
                                             :
                                             :
AMERICAN ELECTRIC POWER COMPANY, INC.        :
AMERICAN ELECTRIC POWER SERVICE CORPORATION  :
1 Riverside Plaza                            :
Columbus, Ohio 43215                         :
                                             :
(70-    )                                    :
_____________________________________________:


NOTICE OF PROPOSED GUARANTY OF CERTAIN LEASE OBLIGATIONS

American Electric Power Company, Inc. ("AEP"), a holding company registered under the Public Utility Holding Company Act of 1935 ("1935 Act") and American Electric Power Service Corporation ("AEPSC"), a service company subsidiary of AEP, have filed an Application or Declaration with this Commission pursuant to Sections 6(a), 7 and 12(b) of the 1935 Act and Rule 45 thereunder.

Pursuant to a Lease, dated as of October 1, 1979, and an Agreement to Modify Lease, dated as of October 11, 1979, between AEPSC and American Property Investors IX (the "Lease"), AEPSC leased the premises situated at 420 S.W. Fourth Street in Canton, Ohio for use by certain employees of AEPSC (the "Canton Computer Center"). From October 1, 1979 through March 1995, AEPSC employees occupied the Canton Computer Center.

Commencing April 1, 1995, Ohio Power Company ("OPCo") employees began occupying the Canton Computer Center. In order to have the proper AEP system company making the lease payments under the Lease, AEPSC, OPCo and American Real Estate Holdings Limited Partnership ("American Real Estate"), as successor to American Property Investors IX, entered into an Assignment of Lease dated as of April 1, 1995, whereby AEPSC was released from, and OPCo assumed, all liability under the Lease.

Due to the recent realignment of the AEPSC accounting department, AEPSC employees will once again occupy the Canton Computer Center. In order to have the proper AEP system company making the lease payments under the Lease, AEPSC and OPCo desire to enter into a new Assignment of Lease with American Real Estate whereby OPCo is released from, and AEPSC assumes, all liability under the Lease from and after May 1, 1998. American Real Estate will consent to the Assignment of Lease only if AEP guarantees AEPSC's obligations under the Lease. As such, AEP hereby requests authority to enter into an agreement with American Real Estate whereby AEP guarantees AEPSC's payment of rent and other obligations under the Lease.

The Application or Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by April , 1998 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the declarant at the address specified above. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application or Declaration, as filed or as it may be amended, may be permitted to become effective.

For the Commission, by the Office of Public Utility Regulation, pursuant to delegated authority.

                         Jonathan G. Katz
                         Secretary